Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 27, 2021 DATE, TIME AND PLACE: On April 27, 2021 at 11:00 am, exclusively held online and remotely, via videoconference, in accordance with CVM Instruction No. 481/2009. CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Maira Blini de Carvalho – Secretary. QUORUM: Stockholders representing 91.96% common shares and 31.65% preferred shares of the Company’s capital stock. LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and a representative of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: Published in the O Estado de S. Paulo newspaper on March 29, 2021 (page B5), March 30, 2021 (page B8) and March 31, 2021 (page B7), and in the Diário Oficial do Estado de São Paulo – Caderno Empresarial (Official Gazette of the State of São Paulo – Corporate Section) on March 30, 2021 (page 88), March 31, 2021 (page 104) and April 1, 2021 (page 131). NOTICE TO STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76. REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to stockholders during the Meeting. RESOLUTIONS MADE: 1. Stockholders were informed that these minutes would be drafted in a summarized format. 2. The publication of the minutes omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law 6,404/76, was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market. 3. It approved the Balance Sheet, other Financial Statements and Explanatory Notes with respect to the fiscal year ended December 31, 2020, together with the Management and Independent Auditor’s reports, the Opinion of the Fiscal Council and the Summary of the Audit Committee’s Report, which were published on February 18, 2021 in the O Estado de S. Paulo

SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021 Page.2 newspaper (pages B13 to B27) and in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) (pages 5 to 35). 4. It approved the allocation of net income for 2020 in the total amount of R$18,961,071,869.75, as follows: a) R$948,053,593.49 to the Legal Reserve account; and b) R$4,822,050,760.47, as total gross amount, for payment of dividends and interest on capital in accordance with Article 9 of Law 9,249/95, of which R$4,503,254,819.30 is the amount net of taxes. It was recorded that part of the amount corresponds to the mandatory dividend and part to the extraordinary dividends and also that their payment had already been made. 4.1. It ratified the resolutions of the Board of Directors with respect to the interim payment to stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2020, declared on August 3, 2020; November 26, 2020; January 14, 2021; February 1, 2021, all of which have been effectively paid. 4.2. It approved the allocation of R$13,190,967,515.79 and R$118,104,658.90 to the Statutory Profit Reserve, related to the net income for the year and the dividends and interest on capital forfeited over the year, respectively. 4.3. It was recorded that the Board of Directors’ performance was evaluated both as a joint body and individually and in light of its good performance during the period, as well as the constant attendance of its members at the meetings, and also in compliance with the eligibility requirements of the Policy for the Nomination of Management Members, the majority stockholder has proposed the provision of 12 seats on the Board of Directors through the reelection, on an individual basis, of Ms. ANA LÚCIA DE MATTOS BARRETTO VILLELA and Messrs. ALFREDO EGYDIO SETUBAL, FÁBIO COLLETTI BARBOSA, FREDERICO TRAJANO INÁCIO RODRIGUES, JOÃO MOREIRA SALLES, MARCO AMBROGIO CRESPI BONOMI, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, and the election of Ms. MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and Mr. CANDIDO BOTELHO BRACHER, all hereunder qualified, for the next annual term of office, which will be effective until the investiture of those elected by the Annual General Stockholders’ Meeting of 2022, so that the Board of Directors will be composed of: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000;

SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021                 Page.3 CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 771.733.258-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902; FREDERICO TRAJANO INÁCIO RODRIGUES, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 23.942.040-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 253.929.608-47, domiciled in the city and state of São Paulo at Rua Amazonas da Silva, 27, Vila Guilherme, CEP 02051-000; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 295.520.008-58, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 4440, 16º andar, Itaim Bibi, CEP 04538-132; MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 3.082.364-X and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 700.536.698-00, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 036.221.618-50, domiciled in the city of London, United Kingdom, at 52 CanaryView, 23 Dowells Street, SE10 9DY; PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Avenida Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035; PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 4º andar, Itaim Bibi, CEP 04538-132; and

SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021                 Page.4 ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. 4.4. Next, the Meeting approved the following records: 4.4.1. It recorded that all those elected to the Board of Directors: (i) have submitted the documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in current regulation, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed with the Company’s head office; and (ii) will be vested in their positions following the ratification of their election by the Central Bank of Brazil (“BACEN”). 4.4.2. In compliance with the best corporate governance practices, members Maria Helena dos Santos Fernandes de Santana, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes are independent members of the Board of Directors. 5. It approved the election of members to the Fiscal Council for the next annual term of office. The following members (i) were reelected by appointment of the majority stockholder as effective members, Messrs. ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of Identity Card (RG-SSP/SP) No. 5.342.714-2 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 474, 11º andar, Bela Vista, CEP 01332-000, and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 4.329.408 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under No. 372.202.688-15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234-001; and as alternate members, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 4.673.519 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04663-110, and REINALDO GURREIRO, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 6.156.523-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 503.946.658-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344- 902; and (ii) were elected by appointment of stockholder Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, as holder of preferred shares, as effective member, Mr. ARTEMIO BERTHOLINI, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 3.638.656-X and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 095.365.318-87, domiciled in the city and state of São Paulo at Rua Sergipe, 627, apartamento 64, Consolação, CEP 01243-910; and, as an alternate member Mr. RENE GUIMARÃES ANDRICH, Brazilian, married, accountant, bearer of Identity Card (RG-II/PR) No. 4.731.855- 6, CPF 709.926.659-49, domiciled in the city of Curitiba, Paraná state, at Rua Alberto Folloni,

SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021                 Page.5 n.º 749—Ap. 204, Ahú, CEP 80540-000. The aforementioned members will make up the Company’s Fiscal Council for an annual term of office expiring as of the date of the Annual General Stockholders’ Meeting of 2022. 5.1. It recorded the submission, by the elected members of the Fiscal Council, of the documents supporting compliance with the eligibility requirements in accordance with Article 162 of Law No. 6,404/76. 6. It approved the proposal for the establishment of the aggregate amount of R$450,000,000.00 for compensation of the members of the Board of Directors and the Executive Board for fiscal year 2021, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company’s financial statements. This amount may be paid in Brazilian currency, in shares of the Company or in another form that management deems convenient. 7. Finally, it approved the proposal of individual monthly compensation of R$15,000.00 for effective members and of R$6,000.00 for alternate members of the Fiscal Council. REMOTE VOTING: It recorded the receipt of 577 remote voting ballots in the period between March 29 and April 23, 2021, duly computed and consolidated in the Final Voting Map. QUORUM FOR THE RESOLUTIONS: Resolutions were made by a majority of votes, as presented in the Final Voting Map attached to the minutes and which details the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Management and Independent Auditor’s reports, Opinion of the Fiscal Council and summary of the Audit Committee’s Report. The Proposal of the Board of Directors made available on March 27, 2020, the Voting Maps and the Votes cast submitted by the Company’s Stockholders were also filed at the Company’s head office and certified by the Chair. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (State of São Paulo), April 27, 2021. (undersigned) Leila Cristiane Barboza Braga de Melo – Chairwoman; Maira Blini de Carvalho – Secretary. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING Final summarized voting map According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. (“Company”) discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Annual General Stockholders’ Meeting held on April 27, 2021 at 11:00 a.m. exclusively held online, is presented below: Number of % over total Item D escription—ordinary agenda Candidates Voting es voting Approve Resolve on the allocation of net income for the fiscal year as detailed in the 4,559,418,578 99.99709 General Stockholders’ Meeting Manual available at: 1 Reject https://www.itau.com.br/relacoescominvestidores/listgroup.aspx?idCanal=Sqjrl1 1,240 0.00003 eBRjH/MQgu2IlC3Q==&linguagem=en Abstain 131,300 0.00288 Approve Take cognizance of the Management’s Report, the Report of the Independent 4,559,354,515 99.99578 Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the 2 Reject Audit Committee, and examine them for resolution on the Financial Statements—-for the fiscal year ended December 31, 2020: Abstain 192,473 0.00422 Approve 4,559,398,578 99.99665 Fix the number of members who will comprise the Board of Directors in twelve 3 Reject (12) as proposed by the controlling shareholders: — Abstain 152,540 0.00335 Yes 124,800 0.00274 Do you want to request the adoption of the multiple vote process for the election 4 No 244,700 0.00537 of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? Abstain 4, 559,006,087 99.99190 Approve 4,559,317,227 99.99496 Alfredo Egydio Setubal Reject 98, 461 0.00216 Abstain 131,300 0.00288 Approve 4,559,320,117 9 9.99493 Ana Lúcia de Mattos Barretto Villela Reject 99,7 01 0.00219 Abstain 131,300 0.00288 Approve 4,558,175,452 99.96992 Candido Botelho Bracher Reject 1,238,996 0.027 17 Abstain 132,540 0.00291 Approve 4,559,413,288 99.99707 Fábio Colletti Barbosa Reject (Conselheiro Independente ) — Abstain 133,700 0.00293 Approve 4,559,415,688 99.9971 2 Frederico Trajano Inácio Reject (Conselheiro Independe nte) —Abstain 131,300 0.00288 Approve 4,559,317,227 99. 99496 Election of the board of directors by candidate— Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may João More ira Salles Reject 98,461 0.00216 nominate as many candid ates as the number of vacancies to be fulfilled in the A bstain 131,300 0.00288 5 general election. The votes indi cated in this field will be disregarded if the sharehold er holding voting shares also fills in the fields presen t in the separate Approve 4,558,116,552 99.96863 Marco A mbrogio Crespi Bonomi election of a member of the board of directors and the separate election covered Reject by these fields occurs) (Conselheiro Independente) 1,295,496 0.02841 Abstain 134,940 0.00296 Approve Maria Helena do s Santos Fernandes 4,559,413,288 99.99707 de Santana Rej ect —(Conselheiro Independente) Abstain 133,700 0.00293 Approve 4,558,117,792 99.96865 Pedro Luiz Bodin de Morae s Reject (Conselheiro Independente) 1,295,496 0.02841 Abs tain 133,700 0.00293 Approve 4,559,317,227 99.99496 Pedr o Moreira Salles Reject 98,461 0.00216 Abstain 131,300 0 .00288 Approve 4,559,404,788 99.99688 Ricardo Villela Marino Reject 8,500 0.00019 Abs tain 133,700 0.00293 Approve 4,559,317,227 99.99496 Roberto Egydio Setubal Reject 98 ,461 0.00216 Abstain 131,300 0.00288 Yes If the multiple voting process is adopted, do you want to distribute the vote 4,543,405,499 99.64973 adopted as the same percent age to the candidates? [If the shareholder chooses 6 No to abstain and the election occurs through the multiple vote process, his/her —vote must be counted as abstention in the respective resolution of the meeting.] Abstain 15,970,088 0.35027 Alfredo Egydio Setubal 10,395 7.80177 Ana Lúcia de Matto s Barretto Villela 10,395 7.80177 Candido Botelho Brache r 10,395 7.80177 Fábio Colletti Barbosa (Conselheiro Inde pendente) 13,228 9.92802 Frederico Trajano Inácio (Conselhe iro Independente) 13,228 9.92802 João Moreira Salles 10,3 95 7.80177

View of all candidates for the assignment of the % (percentage) of votes to be 7 attributed Marco Ambrogio Crespi Bonomi (Conselheiro Independente) 10,395 7.80177 Ma ria Helena dos Santos Fernandes de Santana (Conselheiro I ndependente) 13,228 9.92802 Pedro Luiz Bodin de Moraes (Co nselheiro Independente) 10,395 7.80177 Pedro Moreira Sall es 10,395 7.80177 Ricardo Villela Marino 10,395 7.80177 Roberto Egydio Setubal 10,395 7.80177 Minority stockholders with voting rights requesting a separate election of a Yes member to the Board of Directors: Do you want to request a separate election of 8,372,092 0.18359 a member to the Board of Directors, in accordance with Article 141, paragraph 4, 8 No I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is 161500.00000 0.00354 the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) Abstain 4,551,614,034 99.81287 Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor Yes preferred stockholders with no or restricted voting rights meet the quorum, 2,116,400 0.04641 respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 9 No 6,404 of 1976, do you want your vote to be added to the votes of preferred — shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for Abstain election separately? (*) 4,558,031,226 99.95359 Preferred stockholders with no or restricted voting rights requesting a separate Yes election of a member to the Board of Directors: Do you want to request a 923,558,625 64.48666 separate election of a member to the Board of Directors, in accordance to Article 10 No 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this 288,600,389 20.15126 field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) Abstain 220,011,083 15.36208 Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor Yes preferred stockholders with no or restricted voting rights meet the quorum, 965,700,717 67.42919 respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 11 6,404 of 1976, do you want your vote to be added to the votes of voting shares to No 311,938,933 21.780 86 elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) Abstain 154,530,447 10.78995 Approve 4,559,360,918 99.99583 Alkimar Ribeiro Mou ra (efetivo) / Reject João Costa (suplente) — Election of the fiscal council by candidate—Total members to be elected: 2 Abstain 1 90,200 0.00417 Nomination of candidates to the Fiscal Council (the stockholder may nominate as 12 many candidates as the number of vacancies to be fulfilled in the general election) Approve 4,559,413,288 99.99712 José Caruso Cru z Henriques (efetivo) Reject / Reinaldo Guerreiro (suplent e) — Abstain 131,300 0.00288 Approve 1,423,530,533 93.31 784 Separate election of the fiscal council—Preferred shares Artemio Bertholini (efetivo) / Rene 13 Nomination of candidates to the fiscal council by stockholders holding preferred Reject Guimarães Andri ch (suplente) 9,109,452 0.59716 shares without voting or restricted voting rights Abstain 92,824,535 6.085 00 Approve 4,559,342,078 99.99542 Resolve on the amount allocated to the overall compensation of the members of 14 the Company’s Board of Officers and Board of Directors in the total amount of Reject 21,240 0.00047 R$450,000,000.00: Abst ain 187,800 0.00412 Approve 4,558,279,283 99.97211 Resolve on the monthly individual compensation of R$15,000.00 to effective 15 Reject members and R$6,000.00 to alternate members of the Fiscal Council: — Ab stain 1,271,835 0.02789 (*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders’ Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.     São Paulo-SP, April 27, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence #Corporativo | Interno

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company ANNUAL GENER AL STOCKHOLDERS’ MEETING Final Detailed V oting Map According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Annual General Stockholders’ Meeting held on April 27, 2021 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast: Deliberations Balance of Balance Preferred CPF/CNPJ Common Shares Shares 1 2 3 4 5.1 5.2 5.3 5.4 5.5 5.6 5.7 5.8 5.9 5.10 5.11 5.12 6 7.1 7.2 7.3 7.4 7.5 7.6 7.7 7.8 7.9 7.10 7.11 7.12 8 9 10 11 12.1 12.2 13 14 15 14.623.XXX/XXXX-XX 56,500 0 Ap. Ap. Ap.—Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. — — — — — — — ——Abs. Ap.—Abs. Ap. 17.718.XXX/XXXX-XX 474,842 5,119,748 Ap. Ap. Ap. Abs. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Abs. — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Abs. 29.322.XXX/XXXX-XX 3,800,912 47,431,233 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 31.240.XXX/XXXX-XX 80,500 362,178 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 8,500 53,424 Ap. Ap. Ap. Não Rej. Rej. Rej. Ap. Ap. Rej. Rej. Ap. Rej. Rej. Rej. Rej. Sim 0 0 0 2,833 2,833 0 0 2,833 0 0 0 0 Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 32.329.XXX/XXXX-XX 267,573 2,480,575 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 39.332.XXX/XXXX-XX 89,961 16,719 Ap. Ap. Ap.—Rej. Rej. Rej. Ap. Ap. Rej. Rej. Ap. Rej. Rej. Ap. Rej. — — — — — — — ——Ap. Ap. Ap. Ap. Ap. 35.693.XXX/XXXX-XX 1,588,500 20,602,500 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — Abs. Abs. — Ap. Ap.—Ap. Ap. 52.041.XXX/XXXX-XX 14,150,965 0 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — Abs. Abs. — Ap. Ap.—Ap. Ap. 05.839.XXX/XXXX-XX 1,260,700 8,489,913 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Sim Sim Sim Ap. Ap. Ap. Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. 60.480.XXX/XXXX-XX 7,000,000 3,392,300 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. 10.750.XXX/XXXX-XX 124,800 0 Ap. Ap. Ap. Sim Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 10,395 Sim Sim — Ap. Ap.—Ap. Ap. 13.066.XXX/XXXX-XX 665,693 0 Ap. Ap. Ap. Abs. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Abs. — — — — — — Abs. Abs. — Ap. Ap.—Ap. Abs. 97.539.XXX/XXXX-XX 58,773 8,616,005 Ap. Abs. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 20.196.XXX/XXXX-XX 236,200 2,434,366 Ap. Ap. Ap. Não Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Não Abs. Não Não Ap. Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Sim — — — — — — Abs. Abs. Abs. Abs. Ap. Ap. Abs. Ap. Ap. 97.540.XXX/XXXX-XX 405,095 59,838,189 Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. — — — — — — Sim Abs. Sim Sim Ap. Ap. Ap. Ap. Ap. 298.25X.XXX-XX 2,400 0 Ap. Abs. Ap.—Ap. Ap. Ap. Abs. Ap. Ap. Abs. Abs. Abs. Ap. Abs. Ap. — — — — — — — ——Abs. — Ap. Ap. 011.14X.XXX-XX 4,130 0 Ap.—Ap. — Ap. — — — — — — — — — — — — ——Ap. — Ap. Ap. 008.48X.XXX-XX 20,000 0 Ap. Ap. Abs.—Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. — — — — — — — ——Ap. Ap.—Rej. Ap. 408.69X.XXX-XX 1,300 0 Ap. Ap. Ap.—Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. — — — — — — — ——Ap. Ap.—Ap. Ap. 386.78X.XXX-XX 1,240 0 Rej. Ap. Abs.—Ap. Rej. Abs. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. — — — — — — — ——Ap. Ap.—Rej. Ap. 09.225.XXX/XXXX-XX 58,600 0 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. — — — — — — Abs. Abs. — Abs. Abs.—Abs. Abs. 28.580.XXX/XXXX-XX 72,700 695,346 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. — — — — — — Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 05.479.XXX/XXXX-XX 0 350,377 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 376 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 31,200 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 84,939 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 2,860,100 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 82,864 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.838.XXX/XXXX-XX 0 15,344,378 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 48,300 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 2,462,100 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 372,217 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 52,400 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 124,732 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 570,341 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.839.XXX/XXXX-XX 0 52,500 — — — — — — — — — — — — — — ——Sim Sim — Abs. — 05.840.XXX/XXXX-XX 0 100,193 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 9,760,203 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 1,265,819 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 107,564 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.985.XXX/XXXX-XX 0 3,614,350 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.986.XXX/XXXX-XX 0 904,900 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.840.XXX/XXXX-XX 0 7,973,139 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 7,650 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.986.XXX/XXXX-XX 0 1,130,879 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 997,172 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 286,275 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 05.987.XXX/XXXX-XX 0 36,700 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 06.105.XXX/XXXX-XX 0 907,969 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 06.239.XXX/XXXX-XX 0 693,637 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 7,480 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 78,500 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 561,154 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 06.541.XXX/XXXX-XX 0 1,240,709 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.104.XXX/XXXX-XX 0 264,300 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.104.XXX/XXXX-XX 0 165,289 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 06.943.XXX/XXXX-XX 0 331,083 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.140.XXX/XXXX-XX 0 1,931,512 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.141.XXX/XXXX-XX 0 12,160 — — — — — — — — — — — — — — ——Sim Sim — Abs. — 07.141.XXX/XXXX-XX 0 181,800 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.191.XXX/XXXX-XX 0 3,699,964 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.208.XXX/XXXX-XX 0 793,824 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.237.XXX/XXXX-XX 0 241,191 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.418.XXX/XXXX-XX 0 79,860 — — — — — — — — — — — — — — ——Sim Sim — Abs. — 07.418.XXX/XXXX-XX 0 399,405 — — — — — — — — — — — — — — ——Sim Sim — Abs. — 07.418.XXX/XXXX-XX 0 7,317,287 — — — — — — — — — — — — — — ——Sim Sim — Abs. — 07.333.XXX/XXXX-XX 0 43,678 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.418.XXX/XXXX-XX 0 4,233,285 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.516.XXX/XXXX-XX 0 1,738,504 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.516.XXX/XXXX-XX 0 1,267,299 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.516.XXX/XXXX-XX 0 602,461 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.536.XXX/XXXX-XX 0 9,041,649 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.604.XXX/XXXX-XX 0 5,060,000 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.622.XXX/XXXX-XX 0 14,020,333 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 13.981.XXX/XXXX-XX 0 687,966 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 10.700.XXX/XXXX-XX 0 2,222,668 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 11.116.XXX/XXXX-XX 0 1,007,235 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 11.357.XXX/XXXX-XX 0 495,735 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 10.205.XXX/XXXX-XX 0 10,918 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 11.030.XXX/XXXX-XX 0 3,342,361 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 11.490.XXX/XXXX-XX 0 3,411 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 10.419.XXX/XXXX-XX 0 299,447 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 10.935.XXX/XXXX-XX 0 679,619 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 11.386.XXX/XXXX-XX 0 125,304 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 13.709.XXX/XXXX-XX 0 1,277,024 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 13.725.XXX/XXXX-XX 0 245,491 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 14.027.XXX/XXXX-XX 0 1,413,721 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 14.204.XXX/XXXX-XX 0 55,304 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 14.339.XXX/XXXX-XX 0 1,631,785 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 15.085.XXX/XXXX-XX 0 167,598 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 15.231.XXX/XXXX-XX 0 15,671 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 15.272.XXX/XXXX-XX 0 521,467 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 1,364,000 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 41,521,801 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 17.181.XXX/XXXX-XX 0 23,575 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 12.068.XXX/XXXX-XX 0 2,484,853 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 13.296.XXX/XXXX-XX 0 13,444 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 11.729.XXX/XXXX-XX 0 261,164 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 11.841.XXX/XXXX-XX 0 1,094,715 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 12.318.XXX/XXXX-XX 0 1,296,900 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 13.208.XXX/XXXX-XX 0 37,878 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 14.366.XXX/XXXX-XX 0 200,791 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 13.562.XXX/XXXX-XX 0 921,200 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 17.021.XXX/XXXX-XX 0 369,766 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 17.858.XXX/XXXX-XX 0 108,149 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 18.214.XXX/XXXX-XX 0 154,263 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 16.878.XXX/XXXX-XX 0 165,000 — — — — — — — — — — — — — — ——Sim Sim — Abs. — 18.149.XXX/XXXX-XX 0 327,146 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 18.497.XXX/XXXX-XX 0 28,086 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 19.822.XXX/XXXX-XX 0 2,289,970 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 20.270.XXX/XXXX-XX 0 547,531 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 20.544.XXX/XXXX-XX 0 396 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 20.196.XXX/XXXX-XX 0 6,215,334 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 20.447.XXX/XXXX-XX 0 29,693 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 20.544.XXX/XXXX-XX 0 367,700 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 22.321.XXX/XXXX-XX 0 832,059 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 22.630.XXX/XXXX-XX 0 359,437 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 23.590.XXX/XXXX-XX 0 47,999 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 18.279.XXX/XXXX-XX 0 30,653 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 18.497.XXX/XXXX-XX 0 20,857 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 20.270.XXX/XXXX-XX 0 3,433,834 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 17.891.XXX/XXXX-XX 0 4,633,600 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 19.449.XXX/XXXX-XX 0 19,300 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 21.469.XXX/XXXX-XX 0 49,554 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 21.561.XXX/XXXX-XX 0 279,843 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 21.962.XXX/XXXX-XX 0 1,065,165 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 23.100.XXX/XXXX-XX 0 245,700 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 23.384.XXX/XXXX-XX 0 18,600 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 19.754.XXX/XXXX-XX 0 1,146,028 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 22.166.XXX/XXXX-XX 0 1,414,635 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 24.849.XXX/XXXX-XX 0 1,166,649 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 24.728.XXX/XXXX-XX 0 79,400 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 23.590.XXX/XXXX-XX 0 69,900 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.820.XXX/XXXX-XX 0 27,833 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.647.XXX/XXXX-XX 0 17,569 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.551.XXX/XXXX-XX 0 889,800 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.889.XXX/XXXX-XX 0 174,687 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.990.XXX/XXXX-XX 0 598,615 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 08.360.XXX/XXXX-XX 0 1,785,371 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.647.XXX/XXXX-XX 0 235,290 — — — — — — — — — — — — — — ——Sim Sim — Abs. — 07.760.XXX/XXXX-XX 0 25,482 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 07.768.XXX/XXXX-XX 0 65,881 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 12.068.XXX/XXXX-XX 0 4,998,300 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 12.219.XXX/XXXX-XX 0 991,463 — — — — — — — — — — — — — — ——Sim Sim — Ap. —

08.075.XXX/XXXX-XX 0 51,620 — —Sim Sim — Ap. — 08.360.XXX/XXXX-XX 0 378,476 ——Sim Sim — Ap. — 07.940.XXX/XXXX-XX 0 1,418,139 ——Sim Sim — Abs. — 08.278.XXX/XXXX-XX 0 186,978 ——Sim Sim — Ap. — 08.282.XXX/XXXX-XX 0 504,900 ——Sim Sim — Ap. — 08.621.XXX/XXXX-XX 0 323,655 ——Sim Sim — Ap. — 08.295.XXX/XXXX-XX 0 74,193,709 ——Sim Sim — Ap. — 08.336.XXX/XXXX-XX 0 3,291,963 ——Sim Sim — Ap. — 08.493.XXX/XXXX-XX 0 391,400 ——Sim Sim — Ap. — 08.520.XXX/XXXX-XX 0 7,982 ——Sim Sim — Ap. — 09.170.XXX/XXXX-XX 0 997,330 ——Sim Sim — Ap. — 08.561.XXX/XXXX-XX 0 1,659,000 ——Sim Sim — Ap. — 08.579.XXX/XXXX-XX 0 1,702,657 ——Sim Sim — Ap. — 08.625.XXX/XXXX-XX 0 1,233,755 ——Sim Sim — Ap. — 08.788.XXX/XXXX-XX 0 122,150 ——Sim Sim — Ap. — 09.089.XXX/XXXX-XX 0 197,256 ——Sim Sim — Ap. — 09.593.XXX/XXXX-XX 0 4,062,587 ——Sim Sim — Ap. — 13.834.XXX/XXXX-XX 0 749,795 ——Sim Sim — Ap. — 14.541.XXX/XXXX-XX 0 474,425 ——Sim Sim — Ap. — 14.988.XXX/XXXX-XX 0 1,317,301 ——Sim Sim — Ap. — 09.620.XXX/XXXX-XX 0 492,372 ——Sim Sim — Ap. — 09.089.XXX/XXXX-XX 0 2,065,252 ——Sim Sim — Ap. — 09.336.XXX/XXXX-XX 0 300,000 ——Sim Sim — Ap. — 09.336.XXX/XXXX-XX 0 33,500 ——Sim Sim — Ap. — 09.567.XXX/XXXX-XX 0 174,687 ——Sim Sim — Ap. — 15.594.XXX/XXXX-XX 0 335,000 ——Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 4,235,112 ——Sim Sim — Ap. — 19.808.XXX/XXXX-XX 0 513,254 ——Sim Sim — Ap. — 19.974.XXX/XXXX-XX 0 24,041 ——Sim Sim — Ap. — 22.630.XXX/XXXX-XX 0 137,075 ——Sim Sim — Ap. — 24.158.XXX/XXXX-XX 0 44,612 ——Sim Sim — Ap. — 24.676.XXX/XXXX-XX 0 2,275,413 ——Sim Sim — Ap. — 24.779.XXX/XXXX-XX 0 1,078,960 ——Sim Sim — Ap. — 07.846.XXX/XXXX-XX 0 205,740 ——Sim Sim — Ap. — 08.268.XXX/XXXX-XX 0 23,712 ——Sim Sim — Abs. — 08.840.XXX/XXXX-XX 0 8,243,891 ——Sim Sim — Ap. — 09.073.XXX/XXXX-XX 0 4,634,371 ——Sim Sim — Abs. — 38.756.XXX/XXXX-XX 0 107,400 ——Sim Sim — Ap. — 40.922.XXX/XXXX-XX 0 194,200 ——Sim Sim — Ap. — 10.596.XXX/XXXX-XX 0 8,852 ——Sim Sim — Ap. — 10.700.XXX/XXXX-XX 0 7,355 ——Sim Sim — Ap. — 11.075.XXX/XXXX-XX 0 122,000 ——Sim Sim — Ap. — 11.455.XXX/XXXX-XX 0 3,400 ——Sim Sim — Ap. — 10.374.XXX/XXXX-XX 0 538,429 ——Sim Sim — Ap. — 10.569.XXX/XXXX-XX 0 400,700 ——Sim Sim — Ap. — 10.688.XXX/XXXX-XX 0 33,113 ——Sim Sim — Ap. — 10.705.XXX/XXXX-XX 0 191,100 ——Sim Sim — Ap. — 11.184.XXX/XXXX-XX 0 18,598,742 ——Sim Sim — Ap. — 11.324.XXX/XXXX-XX 0 16,072 ——Sim Sim — Ap. — 10.374.XXX/XXXX-XX 0 2,345,115 ——Sim Sim — Ap. — 10.400.XXX/XXXX-XX 0 806,200 ——Sim Sim — Ap. — 10.792.XXX/XXXX-XX 0 32,740 ——Sim Sim — Ap. — 11.906.XXX/XXXX-XX 0 555,147 ——Sim Sim — Abs. — 12.133.XXX/XXXX-XX 0 613,200 ——Sim Sim — Ap. — 12.219.XXX/XXXX-XX 0 70,500 ——Sim Sim — Ap. — 13.296.XXX/XXXX-XX 0 7,894 ——Sim Sim — Ap. — 13.429.XXX/XXXX-XX 0 57,195 ——Sim Sim — Ap. — 13.580.XXX/XXXX-XX 0 780,500 ——Sim Sim — Ap. — 13.981.XXX/XXXX-XX 0 156,491 ——Sim Sim — Ap. — 13.796.XXX/XXXX-XX 0 426,585 ——Sim Sim — Ap. — 15.341.XXX/XXXX-XX 0 56,500 ——Sim Sim — Ap. — 15.059.XXX/XXXX-XX 0 30,100 ——Sim Sim — Ap. — 15.485.XXX/XXXX-XX 0 209,600 ——Sim Sim — Ap. — 16.661.XXX/XXXX-XX 0 301,900 ——Sim Sim — Ap. — 16.816.XXX/XXXX-XX 0 143,000 ——Sim Sim — Ap. — 17.224.XXX/XXXX-XX 0 2,381,250 ——Sim Sim — Ap. — 17.934.XXX/XXXX-XX 0 675,843 ——Sim Sim — Ap. — 18.030.XXX/XXXX-XX 0 87,563 ——Sim Sim — Ap. — 13.176.XXX/XXXX-XX 0 6,000 ——Sim Sim — Ap. — 13.289.XXX/XXXX-XX 0 174,900 ——Sim Sim — Ap. — 11.748.XXX/XXXX-XX 0 3,633,900 ——Sim Sim — Ap. — 13.081.XXX/XXXX-XX 0 68,000 ——Sim Não — Rej. — 13.255.XXX/XXXX-XX 0 88,000 ——Sim Sim — Ap. — 13.956.XXX/XXXX-XX 0 68,000 ——Sim Sim — Ap. — 13.973.XXX/XXXX-XX 0 871,732 ——Sim Sim — Ap. — 15.265.XXX/XXXX-XX 0 12,600 ——Sim Sim — Ap. — 15.305.XXX/XXXX-XX 0 16,303 ——Sim Sim — Ap. — 13.834.XXX/XXXX-XX 0 1,143,808 ——Sim Sim — Ap. — 16.947.XXX/XXXX-XX 0 3,235,700 ——Sim Sim — Ap. — 17.274.XXX/XXXX-XX 0 629,700 ——Sim Sim — Ap. — 17.911.XXX/XXXX-XX 0 4,500 ——Sim Sim — Ap. — 20.349.XXX/XXXX-XX 0 713,300 ——Sim Sim — Ap. — 19.211.XXX/XXXX-XX 0 13,346 ——Sim Sim — Ap. — 22.420.XXX/XXXX-XX 0 291,885 ——Sim Sim — Ap. — 22.550.XXX/XXXX-XX 0 5,596,500 ——Sim Sim — Ap. — 21.760.XXX/XXXX-XX 0 70,161 ——Sim Sim — Ap. — 23.525.XXX/XXXX-XX 0 349,950 ——Sim Sim — Ap. — 23.794.XXX/XXXX-XX 0 2,734,865 ——Sim Sim — Abs. — 24.676.XXX/XXXX-XX 0 408,300 ——Sim Sim — Ap. — 20.397.XXX/XXXX-XX 0 152,871 ——Sim Sim — Ap. — 20.849.XXX/XXXX-XX 0 22,611 ——Sim Sim — Ap. — 18.924.XXX/XXXX-XX 0 225,200 ——Sim Sim — Ap. — 19.449.XXX/XXXX-XX 0 600 ——Sim Sim — Ap. — 21.325.XXX/XXXX-XX 0 7,520 ——Sim Sim — Ap. — 22.166.XXX/XXXX-XX 0 161,910 ——Sim Sim — Ap. — 22.403.XXX/XXXX-XX 0 764,489 ——Sim Sim — Ap. — 19.874.XXX/XXXX-XX 0 340,398 ——Sim Sim — Abs. — 20.349.XXX/XXXX-XX 0 163,838 ——Sim Sim — Ap. — 22.011.XXX/XXXX-XX 0 186,800 ——Sim Sim — Ap. — 23.041.XXX/XXXX-XX 0 31,702 ——Sim Sim — Ap. — 23.487.XXX/XXXX-XX 0 120,600 ——Sim Sim — Ap. — 24.935.XXX/XXXX-XX 0 1,225,538 ——Sim Sim — Ap. — 25.220.XXX/XXXX-XX 0 131,800 ——Sim Sim — Ap. — 23.874.XXX/XXXX-XX 0 2,169,271 ——Sim Sim — Ap. — 24.235.XXX/XXXX-XX 0 1,733,400 ——Sim Sim — Ap. — 24.945.XXX/XXXX-XX 0 866,700 ——Sim Sim — Ap. — 26.191.XXX/XXXX-XX 0 14,400 ——Sim Sim — Ap. — 26.565.XXX/XXXX-XX 0 319,300 ——Sim Sim — Ap. — 27.084.XXX/XXXX-XX 0 171,650 ——Sim Sim — Ap. — 27.429.XXX/XXXX-XX 0 1,500 ——Sim Sim — Ap. — 27.463.XXX/XXXX-XX 0 106,150 ——Sim Sim — Ap. — 27.648.XXX/XXXX-XX 0 4,683 ——Sim Sim — Ap. — 27.703.XXX/XXXX-XX 0 82,570 ——Sim Sim — Ap. — 27.778.XXX/XXXX-XX 0 450 ——Sim Sim — Ap. — 27.778.XXX/XXXX-XX 0 142,250 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 1,186,703 ——Sim Sim — Ap. — 26.292.XXX/XXXX-XX 0 351,900 ——Sim Sim — Ap. — 27.844.XXX/XXXX-XX 0 10,017 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 1,503,400 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 13,557,630 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 1,586,036 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 495,701 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 98,376 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 8,331,259 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 14,252 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 20,087 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 8,843 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 28,882 ——Sim Sim — Ap. — 28.072.XXX/XXXX-XX 0 260,447 ——Sim Sim — Ap. — 28.979.XXX/XXXX-XX 0 13,200 ——Sim Sim — Ap. — 28.979.XXX/XXXX-XX 0 537,857 ——Sim Sim — Ap. — 29.264.XXX/XXXX-XX 0 3,541 ——Sim Sim — Ap. — 24.707.XXX/XXXX-XX 0 4,000 ——Sim Sim — Ap. — 24.945.XXX/XXXX-XX 0 396,880 ——Sim Sim — Ap. — 25.138.XXX/XXXX-XX 0 3,033,700 ——Sim Sim — Ap. — 25.715.XXX/XXXX-XX 0 235,166 ——Sim Sim — Ap. — 26.431.XXX/XXXX-XX 0 2,116,610 ——Sim Sim — Ap. — 26.547.XXX/XXXX-XX 0 54,200 ——Sim Sim — Ap. — 29.441.XXX/XXXX-XX 0 1,216,650 ——Sim Sim — Ap. — 29.571.XXX/XXXX-XX 0 44,800 ——Sim Sim — Ap. — 29.183.XXX/XXXX-XX 0 38,900 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 407,968 ——Sim Sim — Ap. — 27.866.XXX/XXXX-XX 0 456,388 ——Sim Sim — Ap. — 28.038.XXX/XXXX-XX 0 24,206 ——Sim Sim — Ap. — 30.066.XXX/XXXX-XX 0 67,400 ——Sim Sim — Ap. — 30.918.XXX/XXXX-XX 0 1,017,796 ——Sim Sim — Ap. — 30.855.XXX/XXXX-XX 0 490,856 ——Sim Sim — Ap. — 31.050.XXX/XXXX-XX 0 461,800 ——Sim Sim — Ap. — 31.591.XXX/XXXX-XX 0 3,274 ——Sim Sim — Ap. — 31.814.XXX/XXXX-XX 0 3,697,761 ——Sim Sim — Ap. — 32.289.XXX/XXXX-XX 0 14,321 ——Sim Sim — Ap. — 32.289.XXX/XXXX-XX 0 157 ——Sim Sim — Ap. — 32.642.XXX/XXXX-XX 0 5,700 ——Sim Sim — Ap. — 31.577.XXX/XXXX-XX 0 13,600 ——Sim Sim — Ap. — 31.829.XXX/XXXX-XX 0 1,487,828 ——Sim Sim — Abs. — 31.978.XXX/XXXX-XX 0 15,077 ——Sim Sim — Ap. — 32.131.XXX/XXXX-XX 0 2,300 ——Sim Sim — Ap. — 33.606.XXX/XXXX-XX 0 1,500 ——Sim Sim — Ap. — 30.769.XXX/XXXX-XX 0 225,674 ——Sim Sim — Ap. — 30.918.XXX/XXXX-XX 0 152,252 ——Sim Sim — Ap. — 30.254.XXX/XXXX-XX 0 16,480 ——Sim Sim — Ap. — 30.291.XXX/XXXX-XX 0 63,600 ——Sim Sim — Ap. — 30.515.XXX/XXXX-XX 0 66,550 ——Sim Sim — Ap. — 30.638.XXX/XXXX-XX 0 108,200 ——Sim Sim — Ap. — 31.502.XXX/XXXX-XX 0 5,774,066 ——Sim Sim — Ap. — 31.978.XXX/XXXX-XX 0 3,363,939 ——Sim Sim — Ap. — 32.776.XXX/XXXX-XX 0 5,098 ——Sim Sim — Ap. — 32.974.XXX/XXXX-XX 0 4,300 ——Sim Sim — Ap. — 34.286.XXX/XXXX-XX 0 60,700 ——Sim Sim — Ap. —

34.662.XXX/XXXX-XX 0 1,000,000 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-34.768.XXX/XXXX-XX 0 13,500 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.395.XXX/XXXX-XX 0 181,300 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-33.166.XXX/XXXX-XX 0 175,572 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-36.018.XXX/XXXX-XX 0 48,400 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-36.018.XXX/XXXX-XX 0 44,570 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-37.623.XXX/XXXX-XX 0 1,800 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-39.603.XXX/XXXX-XX 0 505,400 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-34.401.XXX/XXXX-XX 0 6,815 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.768.XXX/XXXX-XX 0 1,233,063 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-36.853.XXX/XXXX-XX 0 347,200 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-37.099.XXX/XXXX-XX 0 34,800 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-34.386.XXX/XXXX-XX 0 3,600 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-34.401.XXX/XXXX-XX 0 40,800 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-34.541.XXX/XXXX-XX 0 224,100 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.075.XXX/XXXX-XX 0 238,836 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.075.XXX/XXXX-XX 0 8,645 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.595.XXX/XXXX-XX 0 27,300 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.859.XXX/XXXX-XX 0 1,679,116 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-37.236.XXX/XXXX-XX 0 1,962,881 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-40.364.XXX/XXXX-XX 0 3,100 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-40.841.XXX/XXXX-XX 0 65,940 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.211.XXX/XXXX-XX 0 176,900 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-36.318.XXX/XXXX-XX 0 7,698 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-37.659.XXX/XXXX-XX 0 21,600 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-38.032.XXX/XXXX-XX 0 400 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-38.100.XXX/XXXX-XX 0 40,400 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-40.284.XXX/XXXX-XX 0 105,783 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-40.508.XXX/XXXX-XX 0 54,600 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-10.378.XXX/XXXX-XX 0 1,052,723 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-10.400.XXX/XXXX-XX 0 730,000 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-10.780.XXX/XXXX-XX 0 30,500 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-11.350.XXX/XXXX-XX 0 24,981 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-12.525.XXX/XXXX-XX 0 243,322 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-09.163.XXX/XXXX-XX 0 6,362,611 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-09.411.XXX/XXXX-XX 0 569,895 — — — — — — — — — — — — — — ——Sim Sim — Abs.—-97.538.XXX/XXXX-XX 0 1,471,123 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 276,951 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 865,853 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-13.071.XXX/XXXX-XX 0 153,675 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-14.012.XXX/XXXX-XX 0 3,018,131 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-14.067.XXX/XXXX-XX 0 200 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-14.445.XXX/XXXX-XX 0 376,400 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-09.442.XXX/XXXX-XX 0 8,300 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-09.627.XXX/XXXX-XX 0 137,538 — — — — — — — — — — — — — — ——Sim Sim — Abs.—-97.539.XXX/XXXX-XX 0 2,772,630 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 796,022 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 1,035,269 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 418,873 — — — — — — — — — — — — — — ——Sim Sim — Ap. —97.540.XXX/XXXX-XX 0 63,057,518 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 14,810,818 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 97.540.XXX/XXXX-XX 0 826,003 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 27,577 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 16,797,707 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 525,061 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 2,623,657 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-09.330.XXX/XXXX-XX 0 92,283 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 348,839 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 19,473,940 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 29,914 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 9,041,452 — — — — — — — — — — — — — — ——Sim Sim — Rej. - -09.637.XXX/XXXX-XX 0 136,900 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.538.XXX/XXXX-XX 0 70,899 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 903,136 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 2,406,693 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 1,680,785 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 711,223 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 32,169 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 211,982 — — — — — — — — — — — — — — ——Sim Sim — Abs.—-97.540.XXX/XXXX-XX 0 7,927,334 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 36,128,418 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-15.189.XXX/XXXX-XX 0 579,683 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-15.231.XXX/XXXX-XX 0 3,564 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-19.168.XXX/XXXX-XX 0 89,900 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-19.236.XXX/XXXX-XX 0 2,600 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-19.530.XXX/XXXX-XX 0 5,452,831 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-19.573.XXX/XXXX-XX 0 140,590 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-19.847.XXX/XXXX-XX 0 1,201,443 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-19.874.XXX/XXXX-XX 0 746,907 — — — — — — — — — — — — — — ——Sim Sim — Abs.—-20.923.XXX/XXXX-XX 0 49,507 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-21.826.XXX/XXXX-XX 0 37,563 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-22.954.XXX/XXXX-XX 0 51,847 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-24.548.XXX/XXXX-XX 0 114,400 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-25.138.XXX/XXXX-XX 0 44,490 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-26.366.XXX/XXXX-XX 0 195,467 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-26.755.XXX/XXXX-XX 0 232,559 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-27.074.XXX/XXXX-XX 0 33,741 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-27.714.XXX/XXXX-XX 0 484,500 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-27.866.XXX/XXXX-XX 0 13,688 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-27.866.XXX/XXXX-XX 0 647,530 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-27.866.XXX/XXXX-XX 0 629,770 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-28.148.XXX/XXXX-XX 0 1,048,064 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-28.596.XXX/XXXX-XX 0 785,100 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-29.054.XXX/XXXX-XX 0 758,300 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-29.626.XXX/XXXX-XX 0 255,500 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-29.951.XXX/XXXX-XX 0 110,120 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-30.254.XXX/XXXX-XX 0 208,296 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-30.402.XXX/XXXX-XX 0 1,078,974 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-31.050.XXX/XXXX-XX 0 432,850 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-31.362.XXX/XXXX-XX 0 47,900 — — — — — — — — — — — — — — ——Sim Sim — Ap. —32.106.XXX/XXXX-XX 0 39,646 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-32.542.XXX/XXXX-XX 0 220,751 — — — — — — — — — — — — — — ——Sim Sim — Ap. — 33.080.XXX/XXXX-XX 0 34,859 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-33.121.XXX/XXXX-XX 0 14,512 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-33.121.XXX/XXXX-XX 0 25,900 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-33.829.XXX/XXXX-XX 0 83,845 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-34.662.XXX/XXXX-XX 0 17,400 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-35.716.XXX/XXXX-XX 0 7,914 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-37.444.XXX/XXXX-XX 0 263,095 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-38.003.XXX/XXXX-XX 0 1,600 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-41.239.XXX/XXXX-XX 0 147,832 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-08.765.XXX/XXXX-XX 0 91,451,682 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-09.299.XXX/XXXX-XX 0 18,490,269 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.538.XXX/XXXX-XX 0 200,005 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 303,693 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 2,866,643 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.539.XXX/XXXX-XX 0 5,794,560 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 200,780 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 8,796,838 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 10,104,843 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-97.540.XXX/XXXX-XX 0 694,802 — — — — — — — — — — — — — — ——Sim Sim — Ap.—-05.838.XXX/XXXX-XX 0 171,500,951 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.839.XXX/XXXX-XX 0 710,672 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.839.XXX/XXXX-XX 0 889,997 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.839.XXX/XXXX-XX 0 606,000 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.839.XXX/XXXX-XX 0 88,940 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.839.XXX/XXXX-XX 0 303,471 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.839.XXX/XXXX-XX 0 14,096,722 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.986.XXX/XXXX-XX 0 9,269,337 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.987.XXX/XXXX-XX 0 1,201,342 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.987.XXX/XXXX-XX 0 64,600 — — — — — — — — — — — — — — ——Não Não — Ap.—-10.539.XXX/XXXX-XX 0 59,735 — — — — — — — — — — — — — — ——Não Não — Ap.—-11.026.XXX/XXXX-XX 0 253,500 — — — — — — — — — — — — — — ——Não Não — Ap.—-13.442.XXX/XXXX-XX 0 190,292 — — — — — — — — — — — — — — ——Não Não — Ap.—-20.622.XXX/XXXX-XX 0 596,903 — — — — — — — — — — — — — — ——Não Não — Ap.—-21.166.XXX/XXXX-XX 0 24,090 — — — — — — — — — — — — — — ——Não Não — Ap.—-22.875.XXX/XXXX-XX 0 228,270 — — — — — — — — — — — — — — ——Não Não — Ap.—-24.569.XXX/XXXX-XX 0 114,304 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.987.XXX/XXXX-XX 0 1,925,148 — — — — — — — — — — — — — — ——Não Não — Ap.—-06.046.XXX/XXXX-XX 0 45,883 — — — — — — — — — — — — — — ——Não Não — Ap.—-06.239.XXX/XXXX-XX 0 1,811,253 — — — — — — — — — — — — — — ——Não Não — Ap.—-07.237.XXX/XXXX-XX 0 351,069 — — — — — — — — — — — — — — ——Não Não — Ap.—-07.345.XXX/XXXX-XX 0 101,779 — — — — — — — — — — — — — — ——Não Não — Ap.—-07.191.XXX/XXXX-XX 0 23,000 — — — — — — — — — — — — — — ——Não Não — Ap.—-07.496.XXX/XXXX-XX 0 675,134 — — — — — — — — — — — — — — ——Não Não — Ap.—-07.418.XXX/XXXX-XX 0 161,889 — — — — — — — — — — — — — — ——Não Não — Ap.—-08.640.XXX/XXXX-XX 0 205,036 — — — — — — — — — — — — — — ——Não Não — Ap.—-08.869.XXX/XXXX-XX 0 481,316 — — — — — — — — — — — — — — ——Não Não — Abs.—-09.343.XXX/XXXX-XX 0 373,000 — — — — — — — — — — — — — — ——Não Não — Ap.—-09.518.XXX/XXXX-XX 0 41,650,593 — — — — — — — — — — — — — — ——Não Não — Ap.—-08.857.XXX/XXXX-XX 0 5,966,188 — — — — — — — — — — — — — — ——Não Não — Ap. —22.896.XXX/XXXX-XX 0 500,561 — — — — — — — — — — — — — — ——Não Não — Ap.—-10.223.XXX/XXXX-XX 0 658,940 — — — — — — — — — — — — — — ——Não Não — Ap. — 10.975.XXX/XXXX-XX 0 342,117 — — — — — — — — — — — — — — ——Não Não — Ap.—-11.458.XXX/XXXX-XX 0 41,200 — — — — — — — — — — — — — — ——Não Não — Ap.—-10.263.XXX/XXXX-XX 0 125,049 — — — — — — — — — — — — — — ——Não Não — Ap.—-10.519.XXX/XXXX-XX 0 688,976 — — — — — — — — — — — — — — ——Não Não — Abs.—-13.022.XXX/XXXX-XX 0 27,177 — — — — — — — — — — — — — — ——Não Não — Ap.—-15.248.XXX/XXXX-XX 0 810,270 — — — — — — — — — — — — — — ——Não Não — Abs.—-19.893.XXX/XXXX-XX 0 4,549,900 — — — — — — — — — — — — — — ——Não Não — Ap.—-19.910.XXX/XXXX-XX 0 99,790 — — — — — — — — — — — — — — ——Não Não — Ap.—-20.026.XXX/XXXX-XX 0 541 — — — — — — — — — — — — — — ——Não Não — Ap.—-21.403.XXX/XXXX-XX 0 6,839 — — — — — — — — — — — — — — ——Não Não — Ap.—-19.837.XXX/XXXX-XX 0 723,813 — — — — — — — — — — — — — — ——Não Não — Ap.—-28.072.XXX/XXXX-XX 0 31,100 — — — — — — — — — — — — — — ——Não Não — Ap.—-28.700.XXX/XXXX-XX 0 5,003,062 — — — — — — — — — — — — — — ——Não Não — Ap.—-28.271.XXX/XXXX-XX 0 77,704 — — — — — — — — — — — — — — ——Não Não — Ap.—-29.522.XXX/XXXX-XX 0 3,669,182 — — — — — — — — — — — — — — ——Não Não — Abs.—-29.522.XXX/XXXX-XX 0 1,233,411 — — — — — — — — — — — — — — ——Não Não — Abs.—-29.522.XXX/XXXX-XX 0 627,833 — — — — — — — — — — — — — — ——Não Não — Abs.—-29.522.XXX/XXXX-XX 0 2,154,666 — — — — — — — — — — — — — — ——Não Não — Abs.—-29.522.XXX/XXXX-XX 0 62,550 — — — — — — — — — — — — — — ——Não Não — Ap. —

29.394.XXX/XXXX-XX 0 1,895,549 — — — — — — — — — — — — — — ——Não Não — Ap.—-29.522.XXX/XXXX-XX 0 625,938 — — — — — — — — — — — — — — ——Não Não — Abs.—-31.477.XXX/XXXX-XX 0 1,846,000 — — — — — — — — — — — — — — ——Não Não — Ap.—-31.766.XXX/XXXX-XX 0 1,609,218 — — — — — — — — — — — — — — ——Não Não — Abs.—-34.490.XXX/XXXX-XX 0 88,700 — — — — — — — — — — — — — — ——Não Não — Ap.—-34.401.XXX/XXXX-XX 0 1,148,419 — — — — — — — — — — — — — — ——Não Não — Ap.—-34.708.XXX/XXXX-XX 0 76,100 — — — — — — — — — — — — — — ——Não Não — Ap.—-37.564.XXX/XXXX-XX 0 107,169 — — — — — — — — — — — — — — ——Não Não — Abs.—-40.136.XXX/XXXX-XX 0 3,900 — — — — — — — — — — — — — — ——Não Não — Ap.—-07.046.XXX/XXXX-XX 0 2,248,333 — — — — — — — — — — — — — — ——Não Não — Abs.—-07.377.XXX/XXXX-XX 0 2,353,754 — — — — — — — — — — — — — — ——Não Não — Abs.—-73.232.XXX/XXXX-XX 0 16,668,366 — — — — — — — — — — — — — — ——Não Não — Abs.—-10.643.XXX/XXXX-XX 0 579,912 — — — — — — — — — — — — — — ——Não Não — Abs.—-07.940.XXX/XXXX-XX 0 138,400 — — — — — — — — — — — — — — ——Não Não — Ap.—-08.639.XXX/XXXX-XX 0 3,197,304 — — — — — — — — — — — — — — ——Não Não — Abs.—-09.048.XXX/XXXX-XX 0 221,872 — — — — — — — — — — — — — — ——Não Não — Ap.—-13.362.XXX/XXXX-XX 0 578,603 — — — — — — — — — — — — — — ——Não Não — Ap.—-97.540.XXX/XXXX-XX 0 138,755 — — — — — — — — — — — — — — ——Não Não — Ap.—-97.540.XXX/XXXX-XX 0 4,719,797 — — — — — — — — — — — — — — ——Não Não — Ap.—-19.244.XXX/XXXX-XX 0 10,696 — — — — — — — — — — — — — — ——Não Não — Ap.—-23.952.XXX/XXXX-XX 0 60,300 — — — — — — — — — — — — — — ——Não Não — Ap.—-29.522.XXX/XXXX-XX 0 10,573,287 — — — — — — — — — — — — — — ——Não Não — Abs.—-31.814.XXX/XXXX-XX 0 532,600 — — — — — — — — — — — — — — ——Não Não — Ap.—-07.889.XXX/XXXX-XX 0 531,000 — — — — — — — — — — — — — — ——Não Não — Ap.—-05.987.XXX/XXXX-XX 0 62,786 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-05.987.XXX/XXXX-XX 0 6,706,059 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-05.987.XXX/XXXX-XX 0 2,661,135 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-05.987.XXX/XXXX-XX 0 9,700,988 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-05.839.XXX/XXXX-XX 0 265,983 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-06.239.XXX/XXXX-XX 0 38,700 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-06.943.XXX/XXXX-XX 0 10,089,550 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-07.104.XXX/XXXX-XX 0 999,600 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-07.237.XXX/XXXX-XX 0 99,332 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-07.392.XXX/XXXX-XX 0 320,000 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-07.496.XXX/XXXX-XX 0 38,478 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-07.447.XXX/XXXX-XX 0 31,300 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-08.275.XXX/XXXX-XX 0 182,077 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-08.548.XXX/XXXX-XX 0 779,700 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-09.286.XXX/XXXX-XX 0 3,250,450 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-09.644.XXX/XXXX-XX 0 27,400 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-09.648.XXX/XXXX-XX 0 243,200 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-10.378.XXX/XXXX-XX 0 668,517 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-09.116.XXX/XXXX-XX 0 85,327 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-10.378.XXX/XXXX-XX 0 231,601 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-10.381.XXX/XXXX-XX 0 25,319 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-10.553.XXX/XXXX-XX 0 3,266,913 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-10.678.XXX/XXXX-XX 0 30,258 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-11.811.XXX/XXXX-XX 0 3,605,950 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-11.435.XXX/XXXX-XX 0 1,124,600 — — — — — — — — — — — — — — ——Abs. Não — Ap. —13.429.XXX/XXXX-XX 0 375,796 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-14.240.XXX/XXXX-XX 0 232,550 — — — — — — — — — — — — — — ——Abs. Não — Ap. — 15.265.XXX/XXXX-XX 0 570,580 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-16.997.XXX/XXXX-XX 0 564,100 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-16.816.XXX/XXXX-XX 0 8,701,136 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-20.065.XXX/XXXX-XX 0 815,887 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-17.036.XXX/XXXX-XX 0 302,695 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-19.530.XXX/XXXX-XX 0 309,048 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-23.020.XXX/XXXX-XX 0 115,467 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-26.784.XXX/XXXX-XX 0 25,200 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-27.222.XXX/XXXX-XX 0 113,301 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-30.515.XXX/XXXX-XX 0 1,200 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-32.497.XXX/XXXX-XX 0 39,000 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-31.751.XXX/XXXX-XX 0 1,061,100 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-31.322.XXX/XXXX-XX 0 7,037,800 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-31.914.XXX/XXXX-XX 0 5,952,709 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-33.020.XXX/XXXX-XX 0 102,700 — — — — — — — — — — — — — — ——Abs. Não — Ap.—-33.080.XXX/XXXX-XX 0 13,400 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-33.814.XXX/XXXX-XX 0 86,900 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-33.754.XXX/XXXX-XX 0 121,676,836 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-33.080.XXX/XXXX-XX 0 34,400 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-97.539.XXX/XXXX-XX 0 5,129,480 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-36.775.XXX/XXXX-XX 0 64,300 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-97.539.XXX/XXXX-XX 0 332,556 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-97.539.XXX/XXXX-XX 0 7,812 — — — — — — — — — — — — — — ——Abs. Sim — Ap.—-35.956.XXX/XXXX-XX 0 52,900 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-12.987.XXX/XXXX-XX 0 1,984,900 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-14.213.XXX/XXXX-XX 0 4,368,900 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-24.623.XXX/XXXX-XX 0 111,000 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-12.698.XXX/XXXX-XX 0 332,600 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-07.060.XXX/XXXX-XX 0 71,200 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-05.158.XXX/XXXX-XX 0 69,800 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-14.713.XXX/XXXX-XX 0 4,550,200 — — — — — — — — — — — — — — ——Abs. Abs. — Abs.—-14.507.XXX/XXXX-XX 0 1,934,438 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-15.154.XXX/XXXX-XX 0 3,086,506 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-20.763.XXX/XXXX-XX 0 273,016 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-11.865.XXX/XXXX-XX 0 23,277 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-13.962.XXX/XXXX-XX 0 2,476 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-11.794.XXX/XXXX-XX 0 54,202 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-35.865.XXX/XXXX-XX 0 21,440 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-38.195.XXX/XXXX-XX 0 3,274 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-12.287.XXX/XXXX-XX 0 415,100 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-36.617.XXX/XXXX-XX 0 63,914 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-07.488.XXX/XXXX-XX 0 2,169,605 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-32.240.XXX/XXXX-XX 0 191,564 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-28.470.XXX/XXXX-XX 0 1,504,574 — — — — — — — — — — — — — — ——Abs. Abs. — Ap.—-856.49X.XXX-XX 0 300 — — — — — — — — — — — — — — — — ——Ap.—-14.623.XXX/XXXX-XX 0 10,000,000 — — — — — — — — — — — — — — — — ——Ap.—-16.947.XXX/XXXX-XX 0 417,129 — — — — — — — — — — — — — — — — ——Ap.—-19.754.XXX/XXXX-XX 0 1,564,200 — — — — — — — — — — — — — — — — ——Ap.—-21.233.XXX/XXXX-XX 0 77,551 — — — — — — — — — — — — — — — — ——Ap.—-24.992.XXX/XXXX-XX 0 10,900 — — — — — — — — — — — — — — — — ——Ap.—-29.925.XXX/XXXX-XX 0 813,399 — — — — — — — — — — — — — — — — ——Ap.—-29.925.XXX/XXXX-XX 0 2,759,100 — — — — — — — — — — — — — — — — ——Ap. - -31.814.XXX/XXXX-XX 0 258,700 — — — — — — — — — — — — — — — — ——Ap.—-23.127.XXX/XXXX-XX 0 1,219,115 — — — — — — — — — — — — — — — — ——Ap.—-35.036.XXX/XXXX-XX 0 29,599 — — — — — — — — — — — — — — — — ——Ap.—-39.332.XXX/XXXX-XX 0 5,474,914 — — — — — — — — — — — — — — — — ——Ap.—-40.147.XXX/XXXX-XX 0 2,295,098 — — — — — — — — — — — — — — — — ——Ap.—-403.44X.XXX-XX 0 17,873 — — — — — — — — — — — — — — — — ——Ap. — Deliberations: Ordinary agenda 1) Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: https://www.itau.com.br/relacoescominvestidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en 2) Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2020: 3) Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders: 4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? 5) Election of the board of directors by candidate—Total members to be elected: 12—Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs) 5.1) Alfredo Egydio Setubal 5.2) Ana Lúcia de Mattos Barretto Villela 5.3) Candido Botelho Bracher 5.4) Fábio Colletti Barbosa (Conselheiro Independente) 5.5) Frederico Trajano Inácio (Conselheiro Independente) 5.6) João Moreira Salles 5.7) Marco Ambrogio Crespi Bonomi (Conselheiro Independente) 5.8) Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente) 5.9) Pedro Luiz Bodin de Moraes (Conselheiro Independente) 5.10) Pedro Moreira Salles 5.11) Ricardo Villela Marino 5.12) Roberto Egydio Setubal 6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.] 7) View of all candidates for the assignment of the % (percentage) of votes to be attributed 7.1) Alfredo Egydio Setubal 7.2) Ana Lúcia de Mattos Barretto Villela 7.3) Candido Botelho Bracher 7.4) Fábio Colletti Barbosa (Conselheiro Independente) 7.5) Frederico Trajano Inácio (Conselheiro Independente) 7.6) João Moreira Salles 7.7) Marco Ambrogio Crespi Bonomi (Conselheiro Independente) 7.8) Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente) 7.9) Pedro Luiz Bodin de Moraes (Conselheiro Independente) 7.10) Pedro Moreira Salles 7.11) Ricardo Villela Marino 7.12) Roberto Egydio Setubal 8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 9) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*) 11) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*) 12) Election of the fiscal council by candidate—Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election) 12.1) Alkimar Ribeiro Moura (efetivo) / João Costa (suplente) 12.2) José Caruso Cruz Henriques (efetivo) / Reinaldo Guerreiro (suplente) 13) Separate election of the fiscal council—Preferred shares Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights Artemio Bertholini (efetivo) / Rene Guimarães Andrich (suplente) 14) Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$450,000,000.00: 15) Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council: (*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders’ Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.     Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, May 6, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING     OF APRIL 27, 2021 DATE, TIME AND PLACE: On April 27, 2021, at 11:10 a.m., held exclusively online and remotely, via videoconference, in accordance with CVM Instruction No. 481/2009. CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Maira Blini de Carvalho – Secretary. QUORUM: Stockholders representing 91.96% of the common shares and 31.65% of the preferred shares of the Company’s capital stock. CALL NOTICE: Published in the “O Estado de S. Paulo” newspaper on March 29, 2021 (page B5), March 30, 2021 (page B8) and March 31, 2021 (page B7), and in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial” (Official Gazette of the State of São Paulo – Business Section) on March 30, 2021 (page 88), March, 31, 2021 (page 104) and April 1, 2021 (page 131). NOTICE TO THE STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76.     REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was previously disclosed to stockholders. RESOLUTIONS MADE: 1. Stockholders were advised that these minutes would be drafted as a summary. 2. The publication of the minutes omitting the signatures of stockholders in accordance with Article 130, paragraph 2, of Law No. 6,404/76 was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market. 3. Items 9.1, 9.3 and 10.3 of the Corporate Bylaws were amended to streamline the structure of the Board of Officers by removing the positions of Senior Vice President, Managing Vice President and Executive Officer, leaving only the positions of Chief Executive Officer and Officer.

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021                Page.2 4. Item 9.2 of the Corporate Bylaws was amended to provide for the responsibility of the Board of Directors for defining the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body. 5. Article 10 and item 10.1 of the Corporate Bylaws were amended to define the new rule for the Company’s representation, which will be carried out by two officers together, and it is certain that when the amount involved in a transaction exceeds R$500 million, at least one of the Officers will be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. 6. The Corporate Bylaws were consolidated to document the amendments provided for in aforementioned items, which will be effective as initialed by the Chair, after the resolutions of this Meeting are ratified by the Central Bank of Brazil. REMOTE VOTING: The receipt of 75 remote voting ballots in the period between March 29, 2021 and April 23, 2021 was recorded and they were duly computed and are being consolidated in the Final Voting Map. QUORUM FOR THE RESOLUTIONS: The resolutions were made by a majority of votes, as presented in the Final Voting Map attached to the minutes and which details the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: The Proposal of the Board of Directors made available on March 27, 2020, the Voting Maps, the Votes cast and the Statements of Votes submitted by the Company’s stockholders were filed at the Company’s head office and authenticated by the Chair of the Meeting. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 27, 2021. (undersigned) Leila Cristiane Barboza Braga de Melo – Chairwoman; Maira Blini de Carvalho – Secretary. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Authorized Capital: up to 13,176,900,000 shares Subscribed and Paid-in Capital: R$97,148,000,000.00 – 9,804,135,348 shares BYLAWS Article 1 – NAME, TERM AND HEAD OFFICE – The publicly-held listed joint stock company governed by these Bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article 2 – PURPOSE – The company has as its purpose banking activity in all its authorized forms, including foreign exchange transactions. Article 3 – CAPITAL AND SHARES – The subscribed and paid-in capital is ninety-seven billion, one hundred forty-eight million Brazilian reais (R$97,148,000,000.00), represented by nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight (9,804,135,348) book-entry shares with no par value, being four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine (4,958,290,359) common and four billion, eight hundred forty-five million, eight hundred forty-four thousand, nine hundred eighty-nine (4,845,844,989) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80% ) of the value paid per voting share that is part of the controlling group and guaranteeing a dividend at least equal to that of the common shares 3.1. Authorized Capital – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred seventy-six million, nine hundred thousand (13,176,900,000) shares, being six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76). 3.2. Call Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Stockholders’ Meeting, call options may be granted to management members and employees of the company itself as well as of controlled companies.

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 2 3.3. Book-Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company’s shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, for which a remuneration may be charged to stockholders in accordance with paragraph 3 of Article 35 of the above mentioned law. 3.4. Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, paragraph 1 of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article 4 – GENERAL STOCKHOLDERS’ MEETING – The General Stockholders’ Meeting shall meet annually within the four (4) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand. 4.1. The work of any General Stockholders’ Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary. 4.2. Each common share is entitled to one vote in the resolutions of the General Stockholders’ Meetings. 4.3. The following is the exclusive prerogative of the General Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers’ accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 3 5.1. Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation – Management shall receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members – In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS – The Board of Directors will be comprised by natural persons, elected by the General Stockholders’ Meeting, and will have one (1) Chairman or two (2) Co-Chairmen and may have up to three (3) Vice Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least ten (10) and at the most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders’ Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 4 6.3. The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an interim deputy among its members. 6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the General Stockholders’ Meeting, extendable until their successors take office. 6.6. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. 6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its acting members. 6.7.1. Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent upon the Board of Directors to: I. establish the general business guidelines of the company; II. elect and remove from office the company’s officers and establish their functions; III. nominate officers to comprise the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time the company’s accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 5 V. call General Stockholders’ Meetings with a fifteen (15) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call; VI. opine on the management report, the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; VII. resolve upon budgets for results and for investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. resolve upon payment of interest on capital; XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as to resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen percent (15%) of the book value of the company as registered in the last audited balance sheet; XVIII. state a position on the public offerings of shares or other securities issued by the company; XIX. within the limit of the authorized capital, resolve upon the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 6 XX.    examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from three (3) to seven (7) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for holding a position in the Audit Committee are: a) not to be, or not to have been, in the past twelve months (12): (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”. 7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence should be affected by any conflict of interest or potential conflict of interest. 7.1.3. Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment; 7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for a single (1) consecutive term of office, without adhering to the intervening period provided for in item 7.1.3; 7.1.5. The Audit Committee members shall remain in their positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence.

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 7 and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its affiliates unrelated to their function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving their compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, providing the main data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the company’s management members’ compensation policy shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of three (3) to ten (10) members, elected by the Board of Directors, one of its members being nominated to the position of Chairman. 8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management; 8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, th

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 8 member may only rejoin the Committee once a period of at least three (3) years has elapsed. 8.2. It is incumbent upon the Compensation Committee to: I. prepare the compensation policy for the company’s management members, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the company’s management members’ compensation policy; III. review annually the company’s management members’ compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders’ Meeting; V. evaluate future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company’s management members’ compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members’ compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those in accordance with these Bylaws. 8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its functioning. 8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years. Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise five (5) to thirty (30) members, to include the positions of Chief Executive Officer, and Officer. 9.2. The Board of Directors will define the officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body;

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 9 9.3. In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an officer who is a member of the Executive Committee appointed by them. 9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer. 9.5. The officers shall exercise their terms of office of one (1) year, are eligible for reelection and remain in their positions until their successors take office. 9.6. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already sixty-two (62) on the date of the election; and (ii) to occupy other positions on the Board of Officers, for those who are already sixty (60) on the date of the election. Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two officers together to: (i) assume obligations, exercising rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act, and it is certain that when the amount involved exceeds R$500 million, at least one of the officers must be either the Chief Executive Officer or another officer who is a member of the Executive Committee. The Company shall be represented by two officers together to decide on opening, closing or reorganizing branch offices. 10.1. In case of the head provision, except for the provision in item “(iii)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies 10.1.1. Exceptionally, the company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the company may also be solely represented by one officer; 10.1.2. The Board of Directors may anticipate or institute exceptions in addition to those prescribed in sub item 10.1.1.; 10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year. 10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms.

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 10 10.3. The officers are responsible for the activities attributed to them by the Board of Directors. Article 11 – FISCAL COUNCIL – The company will have a Fiscal Council, to function on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of deputies. The election and functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Stockholders’ Meeting as to the allocation of net income for the fiscal year, in accordance with Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows: 13.1. Before any other distribution, five percent (5% ) will be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock; 13.2. The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares; 13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.

CORPORATE BYLAWS APPROVED AT THE EXTRAORDINARY STOCKHOLDERS’ MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2021.                Page 11 14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article 15 – STATUTORY RESERVE – According to the proposal of the Board of Directors, the General Stockholders’ Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. 15.1. The Reserve will be comprised of funds: a) equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1). 15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76. 15.3. The reserve will be separated into different subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Article 16 – BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type. Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3, the company, its stockholders, members of management and Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Final summarized voting map According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. (“Company”) discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary Stockholders’ Meeting held on April 27, 2021 at 11:10 a.m. exclusively held online, is presented below: Number of % over tot al Item Description—extraordinary agenda Candidat es Voting shares voting Approve 4,569,233,249 99.99713 Amend the Bylaws to streamline the structure of the Boa rd of Officers, leaving 1 Reject only the positions of Chief Executive Officer and Officer (items 9.1, 9.3 e 10.3): —Abstain 131,300 0.00287 Approve 4,569,212,009 99.99666 Amend the Bylaws to provide for the setting up of an Executive Committee, the 2 Company’s highest executive body, to be defined by the Board of Directors Reject - -(item 9.2): Abstain 152,540 0.00334 Amend the Bylaws to change the way of the Compan y’s representation, which Approve 4,569,233,249 99.99713 will be carried out by two Officers together and, when th e amount involved in a 3 transaction exceeds R$500 milli on, at least one of the Officers must be either Reject — the Chief Executive Officer or another Officer who is a member of the Executive Committee (article 10 and item 1 0.1): Abstain 131,300 0.00287 Approve 4,569,232,009 99.99 710 Consolidate the Bylaws by carrying out the amendment s mentioned in 4 Reject 1,240 0.00003 aforementioned and resulting adjustments to wording: Abstain 131,300 0.00287 São Paulo-SP, April 27, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Corporativo | Interno

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Final Detailed Voting Map According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary Stockholders’ Meeting held on April 27, 2021 at 11:10 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast: Balance Deliberations Balance of CPF/CNPJ Preferred Common Shares Shares 1 2 3 4 14.074.XXX/XXXX-XX 14,700 0 Ap. Ap. Ap. Ap. 10.750.XXX/XXXX-XX 124,800 0 Ap. Ap. Ap. Ap. 13.066.XXX/XXXX-XX 665,693 0 Ap. Ap. Ap. Ap. 10.762.XXX/XXXX-XX 11,369 102,904 Ap. Ap. Ap. Ap. 10.916.XXX/XXXX-XX 706,517 3,614,211 Ap. Ap. Ap. Ap. 11.311.XXX/XXXX-XX 294,489 3,115,919 Ap. Ap. Ap. Ap. 12.094.XXX/XXXX-XX 106,600 1,056,115 Ap. Ap. Ap. Ap. 14.494.XXX/XXXX-XX 12,100 129,467 Ap. Ap. Ap. Ap. 14.541.XXX/XXXX-XX 289,500 2,948,638 Ap. Ap. Ap. Ap. 14.623.XXX/XXXX-XX 56,500 0 Ap. Ap. Ap. Ap. 18.407.XXX/XXXX-XX 1,110,246 10,466,085 Ap. Ap. Ap. Ap. 18.830.XXX/XXXX-XX 22,600 248,423 Ap. Ap. Ap. Ap. 20.196.XXX/XXXX-XX 236,200 2,434,366 Ap. Ap. Ap. Ap. 23.572.XXX/XXXX-XX 23,200 267,100 Ap. Ap. Ap. Ap. 26.311.XXX/XXXX-XX 19,700 89,850 Ap. Ap. Ap. Ap. 28.394.XXX/XXXX-XX 22,500 126,000 Ap. Ap. Ap. Ap. 28.360.XXX/XXXX-XX 628 5,948 Ap. Ap. Ap. Ap. 21.242.XXX/XXXX-XX 20,600 0 Ap. Ap. Ap. Ap. 23.794.XXX/XXXX-XX 207,300 504,707 Ap. Ap. Ap. Ap. 24.917.XXX/XXXX-XX 4,546 29,334 Ap. Ap. Ap. Ap. 25.454.XXX/XXXX-XX 816,200 0 Ap. Ap. Ap. Ap. 28.990.XXX/XXXX-XX 124,800 1,332,400 Ap. Ap. Ap. Ap. 29.322.XXX/XXXX-XX 3,800,912 47,431,233 Ap. Ap. Ap. Ap. 31.240.XXX/XXXX-XX 80,500 362,178 Ap. Ap. Ap. Ap. 32.106.XXX/XXXX-XX 8,500 53,424 Ap. Ap. Ap. Ap. 32.329.XXX/XXXX-XX 267,573 2,480,575 Ap. Ap. Ap. Ap. 35.693.XXX/XXXX-XX 1,588,500 20,602,500 Ap. Ap. Ap. Ap. 37.113.XXX/XXXX-XX 7,300 76,400 Ap. Ap. Ap. Ap. 34.825.XXX/XXXX-XX 2,183 22,882 Ap. Ap. Ap. Ap. 41.199.XXX/XXXX-XX 200 4,100 Ap. Ap. Ap. Ap. 41.222.XXX/XXXX-XX 17,900 143,500 Ap. Ap. Ap. Ap. 37.806.XXX/XXXX-XX 1,955 12,828 Ap. Ap. Ap. Ap. 05.838.XXX/XXXX-XX 16,938 208,365 Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 491,800 4,778,313 Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 1,260,700 8,489,913 Ap. Ap. Ap. Ap. 61.532.XXX/XXXX-XX 1,943,906,577 169,323 Ap. Ap. Ap. Ap. 04.676.XXX/XXXX-XX 2,564,084,404 0 Ap. Ap. Ap. Ap. 05.479.XXX/XXXX-XX 985,400 10,380,165 Ap. Ap. Ap. Ap. 05.479.XXX/XXXX-XX 1,397,656 17,317,285 Ap. Ap. Ap. Ap. 05.839.XXX/XXXX-XX 32,000 1,823,712 Ap. Ap. Ap. Ap. 61.544.XXX/XXXX-XX 8,863,879 10,254 Ap. Ap. Ap. Ap. 52.041.XXX/XXXX-XX 14,150,965 0 Ap. Ap. Ap. Ap. 07.140.XXX/XXXX-XX 3,795 27,144 Ap. Ap. Ap. Ap. 07.516.XXX/XXXX-XX 33,089 342,513 Ap. Ap. Ap. Ap. 07.496.XXX/XXXX-XX 917,911 6,304,438 Ap. Ap. Ap. Ap. 05.479.XXX/XXXX-XX 7,978 57,417 Ap. Ap. Ap. Ap. 05.840.XXX/XXXX-XX 162,403 1,662,100 Ap. Ap. Ap. Ap. 08.265.XXX/XXXX-XX 14,681 161,474 Ap. Ap. Ap. Ap. 08.297.XXX/XXXX-XX 4,300 0 Ap. Ap. Ap. Ap. 08.731.XXX/XXXX-XX 8,151 52,380 Ap. Ap. Ap. Ap. 11.100.XXX/XXXX-XX 507,480 0 Ap. Ap. Ap. Ap. 11.324.XXX/XXXX-XX 6,100 176,639 Ap. Ap. Ap. Ap. 09.063.XXX/XXXX-XX 511,000 5,480,575 Ap. Ap. Ap. Ap. 12.120.XXX/XXXX-XX 51,600 485,736 Ap. Ap. Ap. Ap. 13.834.XXX/XXXX-XX 93,400 0 Ap. Ap. Ap. Ap. 17.718.XXX/XXXX-XX 474,842 5,119,748 Ap. Ap. Ap. Ap. 07.247.XXX/XXXX-XX 86,117 644,368 Ap. Ap. Ap. Ap. 07.506.XXX/XXXX-XX 35,062 5,405,285 Ap . Ap. Ap. Ap. 09.559.XXX/XXXX-XX 83,244 1,454,883 Ap. Ap. Ap. Ap. 97.539.XXX/XXXX-XX 102,052 898,463 Ap. Ap. Ap. Ap. 97.539.XXX/XXXX-XX 51,826 557,086 Ap. Ap. Ap. Ap. 97.540.XXX/XXXX-XX 405,095 59,838,189 Ap. Ap. Ap. Ap. 09.294.XXX/XXXX-XX 185,700 1,813,179 Ap. Ap. Ap. Ap. 26.160.XXX/XXXX-XX 24,400 888,050 Ap. Ap. Ap. Ap. 09.470.XXX/XXXX-XX 72,700 347,550 Ap. Ap. Ap. Ap. 31.577.XXX/XXXX-XX 3,400 35,600 Ap. Ap. Ap. Ap. 33.580.XXX/XXXX-XX 45,000 583,426 Ap. Ap. Ap. Ap. 35.036.XXX/XXXX-XX 10,500 0 Ap. Ap. Ap. Ap. 39.332.XXX/XXXX-XX 89,961 16,719 Ap. Ap. Ap. Ap. 41.167.XXX/XXXX-XX 24,400 258,394 Ap. Ap. Ap. Ap. 59.573.XXX/XXXX-XX 12,266,374 1,503,043 Ap. Ap. Ap. Ap. 60.480.XXX/XXXX-XX 7,000,000 3,392,300 Ap. Ap. Ap. Ap. 07.140.XXX/XXXX-XX 10,345 114,015 Ap. Ap. Ap. Ap. 97.539.XXX/XXXX-XX 58,773 8,616,005 Ap. Ap. Ap. Ap. 298.25X.XXX-XX 2,400 0 Ap. Ap. Ap. Ap. 008.48X.XXX-XX 20,000 0 Ap. Abs. Ap. Ap. 386.78X.XXX-XX 1,240 0 Ap. Abs. Ap. Rej. 408.69X.XXX-XX 1,300 0 Ap. Ap. Ap. Ap. 28.580.XXX/XXXX-XX 72,700 695,346 Abs. Abs. Abs. Abs. 09.225.XXX/XXXX-XX 58,600 0 Abs. Abs. Abs. Abs. Deliberations: Extraordinary agenda 1) Amend the Bylaws to streamline the structure of the Board of Officers, leaving only the positions of Chief Executive Officer and Officer (items 9.1, 9.3 e 10.3): 2) Amend the Bylaws to provide for the setting up of an Executive Committee, the Company’s highest executive body, to be defined by the Board of Directors (item 9.2): 3) Amend the Bylaws to change the way of the Company’s representation, which will be carried out by two Officers together and, when the amount involved in a transaction exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee (article 10 and item 10.1): 4) Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording: Subtitle: Ap. = Approved Rej. = Reject Abs. = Abstain São Paulo-SP, May 6, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence